CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)(2)
Medium-Term Notes, Series A	$1,500,000	$46.05

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.
(2)	Pursuant to Rule 457(p) under the Securities Act of 1933, unused filing fees of $200,132.86 have already been paid with respect to unsold securities that were previously registered pursuant to a Registration Statement on Form F-3 (No. 333-126811) filed by Barclays Bank PLC on September 21, 2005, and have been carried forward, of which $46.05 offset against the registration fee due for this offering and of which $200,086.81 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

Pricing Supplement	Filed Pursuant to Rule 424(b)(2)
(To the Prospectus dated August 31, 2007 and	Registration No. 333-145845
Prospectus Supplement dated September 4, 2007)	September 18, 2007

BARCLAYS BANK PLC

Barclays Reverse Convertible NotesSM	All Asset Classes and Structures Under One RoofSM

Terms used in this pricing supplement are described or defined in the prospectus supplement. The reverse convertible notes (the “Notes”) offered will have the terms described in the prospectus supplement and the prospectus, as supplemented by this pricing supplement. THE NOTES DO NOT GUARANTEE ANY RETURN OF PRINCIPAL AT MATURITY.

The reference asset below is in the form of a linked share and represents the Note offering. The purchaser of a Note will acquire a security linked to a single linked share. The following terms relate to the Note offering:

•	Issuer: Barclays Bank PLC (Rated AA/Aa1)‡

•	Issue date: September 21, 2007

•	Initial valuation date: September 18, 2007

•	Final valuation date: September 16, 2008

•	Maturity date: September 19, 2008

•	Initial price:$35.68

•	Final price: Closing price of the linked share on the final valuation date.

•	Protection price: $28.54

•	Interest payment dates: Paid monthly in arrears on the same day of the month as the issue date and calculated on a 30/360 basis, commencing on the month following the issue date.

•	Initial public offering price: 100%

•	Tax allocation of coupon rate:

Deposit income*: 4.64%

Put premium: The coupon rate minus the deposit income.

‡

The Notes are expected to carry the same rating as the Medium-Term Notes Program, Series A, which is rated AA by Standard & Poor’s, a division of the McGraw-Hill Companies, Inc., and will be rated Aa1 by Moody’s Investor Services, Inc. The rating is subject to downward revision, suspension or withdrawal at any time by the assigning rating organization. The rating (1) does not take into account market risk or the performance-related risks of the investment (including, without limitation, the risks associated with the potential negative performance of any reference asset to which the Notes are linked) and (2) is not a recommendation to buy, sell or hold securities.

Linked Share	Initial Share Price	Page Number	Ticker Symbol	Principal Amount	Coupon Rate*	Protection Level	Percentage Proceeds to Issuer	Aggregate Proceeds to Issuer	Percentage Discount or Commission	Aggregate Discount or Commission	Note Issuance #	CUSIP/ISIN
Chesapeake Energy Corporation	$35.68	PS-6	CHK	$1,500,000	11.25%	80.00%	98.45%	$1,476,750	1.55%	$23,250.00	E-1069	06738GVB3 / US06738GVB30

*	Annualized Rate

See “ Risk Factors” in this pricing supplement and beginning on page S-3 of the prospectus supplement for a description of risks relating to an investment in the Notes.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

We may use this pricing supplement in the initial sale of Notes. In addition, Barclays Capital Inc. or another of our affiliates may use this pricing supplement in market resale transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market resale transaction.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

GENERAL TERMS FOR THE NOTES OFFERING

This pricing supplement relates to a Note offering, linked to a linked share. The purchaser of a Note will acquire a security linked to the single individual linked share identified on the cover page. Although the Note offering relates to the individual linked share identified on the cover page, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the linked share or as to the suitability of an investment in the Notes.

You should read this document together with the prospectus and prospectus supplement. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes. The prospectus and prospectus supplement may be accessed on the SEC website at www.sec.gov as follows:

http://www.sec.gov/Archives/edgar/data/312070/000119312507194615/d424b3.htm

PROGRAM CREDIT RATING

The Notes are issued under the Medium-Term Notes Program, Series A (the “Program”). The Notes are expected to carry the rating of the Program, which is rated AA by Standard & Poor’s, a division of the McGraw-Hill Companies, Inc. (“S&P”), and will be rated Aa1 by Moody’s Investor Services, Inc. (“Moody’s”). An AA rating from S&P generally indicates that the issuer’s capacity to meet its financial commitment on the obligations arising from the Program is very strong. An Aa1 rating by Moody’s indicates that the Program is currently judged by Moody’s to be an obligation of high quality and is subject to very low credit risk. The credit rating is a statement of opinion and not a statement of fact and is subject to downward revisions, suspension or withdrawal at any time by the assigning rating agency. The rating (1) does not take into account market risk or the performance-related risks of the investment (including, without limitation, the risks associated with the potential negative performance of any reference asset to which the Notes are linked) and (2) is not a recommendation to buy, sell or hold securities.

RISK FACTORS

We urge you to read the section “Risk Factors” beginning on page S-3 of the prospectus supplement as the following highlights some, but not all, of the risk considerations relevant to investing in the Notes. In particular we urge you to read the risk factors discussed under the following headings:

•	“Risk Factors—Risks Relating to All Notes”;

•

“Risk Factors—Additional Risks Relating to Notes with Reference Assets That Are Equity Securities or Shares or Other Interests in Exchange-Traded Funds, That Contain Equity Securities or Shares or Other Interests in Exchange-Traded Funds or That Are Based in Part on Equity Securities or Shares or Other Interests in Exchange-Traded Funds”;

•	“Risk Factors—Additional Risks Relating to Notes Which Are Not Fully Principal Protected or Are Contingently Protected”; and

•	“Risk Factors—Additional Risks Relating to Notes with a Barrier Percentage or a Barrier Level”.

Suitability of Notes for Investment—You should reach a decision to invest in the Notes after carefully considering, with your advisors, the suitability of the Notes in light of your investment objectives and the specific information set out in this pricing supplement, the prospectus supplement and the prospectus. Neither the Issuer nor any dealer participating in the offering makes any recommendation as to the suitability of the Notes for investment.

No Principal Protection—The principal amount of your investment is not protected and you may receive less, and possibly significantly less, than the amount you invest.

Return Limited to Coupon—Your return is limited to the coupon payments. You will not participate in any appreciation in the value of the linked share.

No Secondary Market—Upon issuance, the Notes will not have an established trading market.

Market Disruption Events and Adjustments—The calculation agent may adjust any variable described in this pricing supplement, including but not limited to the final valuation date, the initial price, the final price, the protection level, the protection price, the physical delivery amount and any combination thereof as described in the following sections of the accompanying prospectus supplement.

•	For a description of what constitutes a market disruption event and the consequences thereof, see “Reference Assets—Equity Securities—Market

Disruption Events Relating to Notes with an Equity Security as the Reference Asset” if the linked share is an equity security and “Reference Assets—Exchange-Traded Funds—Market Disruption Events for Notes with the Reference Asset Comprised of Shares or Other Interests in an Exchange-Traded Fund or Exchange-Traded Funds” if the linked share is an exchange-traded fund; and

•

For a description of further adjustments that may affect the linked share, see “Reference Assets—Equity Securities—Share Adjustments Relating to Notes with an Equity Security as the Reference Asset” if the linked share is an equity security and “Reference Assets—Exchange-Traded Funds—Adjustments Relating to Notes with the Reference Asset Comprised of an Exchange-Traded Fund or Exchange-Traded Funds” if the linked share which is an exchange-traded fund.

Taxes—We intend to treat each Note as a put option written by you in respect of the reference asset and a deposit with us of cash in an amount equal to the principal amount of the Note to secure your potential obligation under the put option. Pursuant to the terms of the Notes, you agree to treat the Notes in accordance with this characterization for all U.S. federal income tax purposes. However, because there are no regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Notes, other characterizations and treatments are possible. See “Certain U.S. Federal Income Tax Considerations” below.

SUMMARY

Principal Payment at Maturity

A $1,000 investment in the Notes will pay $1,000 at maturity unless: (a) the final price of the linked share is lower than the initial price of the linked share; and (b) between the initial valuation date and the final valuation date, inclusive, the closing price of the linked share on any day is below the protection price.

If the conditions described in (a) and (b) are both true, at maturity you will receive, at our election, instead of the full principal amount of your Notes, either (i) the physical delivery amount (fractional shares to be paid in cash in an amount equal to the fractional shares multiplied by the final price), or (ii) a cash amount equal to the principal amount you invested reduced by the percentage decrease in the price of the linked share.

If you receive shares of the linked share in lieu of the principal amount of your Notes at maturity, the value of your investment will approximately equal the market value of the shares of the linked share you receive, which could be substantially less than the value of your original investment. You may lose some or all of your principal if you invest in the Notes.

Interest

The Notes will bear interest, if any, from the issue date specified on the front cover at the coupon rate specified on the front cover of this pricing supplement. The interest paid, if any, will include interest accrued from the issue date or the prior interest payment date, as the case may be, to, but excluding, the relevant interest payment date or repayment date. No interest will accrue and be payable on your Notes after the maturity date specified on the front cover if such maturity date is extended or if the final valuation date is extended. A “business day” is any day that is a Monday, Tuesday, Wednesday, Thursday or Friday that is not a day on which the principal securities market for the linked share or banking institutions in New York City, generally, are authorized or obligated by law, regulation or executive order to close. See generally “Interest Mechanics” in the prospectus supplement.

Physical Delivery Amount

The physical delivery amount will be calculated by the calculation agent by dividing the principal amount of your Notes by the initial price of the linked share. The physical delivery amount, the initial price of the linked share and other amounts may change due to stock splits or other corporate actions. See “Reference Assets—Equity Securities—Share Adjustments Relating to Notes with an Equity Security as the Reference Asset” in the accompanying prospectus supplement.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

You should carefully consider, among other things, the matters set forth in “Certain U.S. Federal Income Tax Considerations” in the prospectus supplement. The following discussion summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of Notes.

There are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Notes. Under one reasonable approach, each Note should be treated as a put option written by you (the “Put Option”) that permits us to (1) sell the reference asset to you at maturity for an amount equal to the Deposit (as defined below), plus any accrued and unpaid interest, acquisition discount and/or original issue discount on the Deposit, or (2) “cash settle” the Put Option (i.e., require you to pay to us at maturity the difference between the Deposit (plus any accrued and unpaid interest, acquisition discount, and/or original issue discount on the Deposit) and the value of the reference asset at such time), and a deposit with us of cash in an amount equal to the “issue price” or purchase price of your Note (the “Deposit”) to secure your potential obligation under the Put Option. We intend to treat the Notes consistent with this approach. However, other reasonable approaches are possible. Pursuant to the terms of the Notes, you agree to treat the Notes as cash deposits and put options with respect to the reference asset for all U.S. federal income tax purposes. Because the term of the Notes is less than one year, we intend to treat the Deposits as “short-term debt instruments” for U.S. federal income tax purposes. Please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Short-Term Obligations” in the accompanying prospectus supplement for certain U.S. federal income tax considerations applicable to short-term obligations. However, because under certain circumstances, the Notes may be outstanding for more than one year, it is possible that the Deposit may not be treated as short-term obligations. In that event, the U.S. federal income tax treatment of the Deposit would be described under the heading “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Payments of Interest” in the accompanying prospectus supplement.

On the cover page we have determined the yield on the Deposit and the Put Premium, as described in the section of the accompanying prospectus supplement called “Certain U.S. Federal Income Tax Considerations—Certain Notes Treated as Deposits and Put Options”. If the Internal Revenue Service (the “IRS”) were successful in asserting an alternative characterization for the Notes, the timing and character of income on the Notes might differ. We do not plan to request a ruling from the IRS regarding the tax treatment of the Notes, and the IRS or a court may not agree with the tax treatment described in this pricing supplement.

LINKED SHARE ISSUER AND LINKED SHARE INFORMATION

We urge you to read the following sections in the accompanying prospectus supplement: “Reference Assets—Equity Securities—Reference Asset Issuer and Reference Asset Information” if the linked share is an equity security and “Reference Assets—Exchange-Traded Funds—Reference Asset Investment Company and Reference Asset Information” if the linked share is an exchange-traded fund. Companies with securities registered under the Securities Exchange Act of 1934, as amended, which is commonly referred to as the “Exchange Act”, and the Investment Company Act of 1940, as amended, which is commonly referred to as the “‘40 Act”, are required to periodically file certain financial and other information specified by the SEC. Information provided to or filed with the SEC electronically can be accessed through a website maintained by the SEC. The address of the SEC’s website is http://www.sec.gov. Information provided to or filed with the SEC pursuant to the Exchange Act or the ‘40 Act by the company issuing the linked share can be located by reference to the linked share SEC file number specified below.

The summary information below regarding the company issuing the linked share comes from the issuer’s SEC filings and has not been independently verified by us. We do not make any representations as to the accuracy or completeness of such information or of any filings made by the issuer of the linked share with the SEC. You are urged to refer to the SEC filings made by the issuer and to other publicly available information (such as the issuer’s annual report) to obtain an understanding of the issuer’s business and financial prospects. The summary information contained below is not designed to be, and should not be interpreted as, an effort to present information regarding the financial prospects of any issuer or any trends, events or other factors that may have a positive or negative influence on those prospects or as an endorsement of any particular issuer.

Description of Hypothetical Examples

The Table of Hypothetical Values at Maturity below, based on the assumptions outlined for the linked share, demonstrates the return that you would have earned from (i) an investment in the Notes compared to (ii) a direct investment in the linked share, based on certain percentage changes between the initial price and final price of the linked share (prior to the deduction of any applicable brokerage fees or charges).

In the Table of Hypothetical Values at Maturity some amounts are rounded and actual returns may be different. The following is a general description of how the hypothetical values in the table were determined.

On the final valuation date, the final price of the linked share is determined.

If the final price of the linked share is at or above its initial price, you will receive a payment at maturity of $1,000, regardless of whether the protection price was ever reached or breached during the term of the Notes.

If the final price of the linked share is below its initial price but the closing price of the linked share never fell below the protection price during the term of the Notes, you will receive a payment at maturity of $1,000.

If the final price of the linked share is below its initial price and the closing price of the linked share fell below the protection price during the term of the Notes, you will receive, at our election, either (a) a number of shares equal to the physical delivery amount, plus a cash amount equal to the fractional shares multiplied by the final price or (b) the cash amount equal to the principal amount that you invested reduced by the percentage decrease in the price of the linked share.

In any case, you would also have received the applicable interest payments during the term of the Notes. Since the reinvestment rate for each coupon payment is assumed to be 0.00%, assuming no change in the closing price of the linked share from the initial valuation date to the final valuation date, if the coupon yield on the Notes exceeds the dividend yield on the linked share, the total return on the Notes would be higher relative to the total return of an investment in the linked share.

If you had invested directly in the linked share for the same period, you would have received total cash payments representing the number of shares of the linked share you could have purchased with your $1,000 investment on the initial valuation date (assuming you could invest in fractional shares) multiplied by the final price of the linked share. In addition, investors will realize a payment in respect of dividends which will equal the dividend yield multiplied by the $1,000 investment. Investors should realize that for purposes of these calculations the dividend yield is calculated as of the initial date and is held constant regardless of the final level of the linked share.

Since the reinvestment rate for any dividend payment is assumed to be 0.00%, assuming no change in the closing price of the linked share from the initial valuation date to the final valuation date, if the coupon rate on the Notes was less than the dividend yield on the linked share, the total return on the Notes would be lower relative to the total return of an investment in the linked share.

In each instance, the percentage gain or loss from an investment in the Notes and a direct investment in the linked share is set forth below in the Table of Hypothetical Values at Maturity.

Chesapeake Energy Corporation

According to publicly available information, Chesapeake Energy Corporation (the “Company”) is the third largest independent producer of natural gas in the United States, and the Company owns interests in approximately 33,700 producing oil and natural gas wells that are currently producing approximately 1.69 billion cubic feet equivalent, or bcfe, per day, 92% of which is natural gas. The Company is focused on discovering, developing and acquiring onshore natural gas reserves in the U.S. east of the Rocky Mountains. The Company’s most important operating area has historically been in various conventional plays in the Mid-Continent region, which includes Oklahoma, Arkansas, Kansas and the Texas Panhandle. At September 30, 2006, 47% of its proved oil and natural gas reserves were located in the Mid-Continent region. During the past four years, the Company has also built significant positions in various conventional and unconventional plays in the South Texas and Texas Gulf Coast regions, the Permian Basin of West Texas and eastern New Mexico, the Barnett Shale area of North Texas, the Ark-La-Tex area of East Texas and northern Louisiana, the Appalachian Basin in West Virginia, eastern Kentucky, eastern Ohio and southern New York, the Caney and Woodford Shales in southeastern Oklahoma, the Fayetteville Shale in Arkansas, the Barnett and Woodford Shales in West Texas and the Conasauga, Floyd and Chattanooga Shales of Alabama.

The linked share’s SEC file number is 1-13726.

Historical Performance of the Linked Share

The following table sets forth the high and low intraday prices, as well as end-of-quarter closing prices, during the periods indicated below. We obtained the historical trading price information set forth below from Bloomberg, L.P., without independent verification.

Quarter/Period Ending	Quarterly High	Quarterly Low	Quarterly Close
September 28, 2001	$6.96	$4.50	$5.65
December 31, 2001	$7.58	$5.26	$6.61
March 29, 2002	$7.78	$5.05	$7.74
June 28, 2002	$8.55	$6.81	$7.20
September 30, 2002	$7.25	$4.58	$6.60
December 31, 2002	$8.06	$5.89	$7.74
March 31, 2003	$8.63	$7.27	$7.86
June 30, 2003	$11.45	$7.46	$10.10
September 30, 2003	$10.97	$9.17	$10.78
December 31, 2003	$13.99	$10.67	$13.58
March 31, 2004	$13.98	$11.71	$13.40
June 30, 2004	$15.05	$12.69	$14.72
September 30, 2004	$16.24	$13.69	$15.83
December 31, 2004	$18.31	$15.18	$16.50
March 31, 2005	$23.64	$15.06	$21.94
June 30, 2005	$23.98	$17.85	$22.80
September 30, 2005	$38.98	$22.90	$38.25
December 30, 2005	$40.01	$26.62	$31.73
March 31, 2006	$35.57	$27.80	$31.41
June 30, 2006	$33.75	$26.81	$30.25
September 29, 2006	$33.76	$28.07	$28.98
December 29, 2006	$34.27	$27.92	$29.05
March 30, 2007	$31.83	$27.27	$30.88
June 29, 2007	$37.75	$30.88	$34.60
September 18, 2007*	$37.15	$31.38	$35.68

*	High, low and closing prices are for the period starting April 2, 2007 and ending September 18, 2007.

Hypothetical Examples

The following Table of Hypothetical Values at Maturity demonstrates the hypothetical amount payable at maturity based on the assumptions outlined below. Some amounts are rounded and actual returns may be different. See section “Description of Hypothetical Examples” above.

Assumptions:

•	Investor purchases $1,000 principal amount of Notes on the initial valuation date at the initial public offering price and holds the Notes to maturity.

•	No market disruption events, antidilution adjustments, reorganization events or events of default occur during the term of the Notes.

Linked share: CHK

Initial price: $35.68

Protection level: 80.00%

Protection price: $28.54

Physical delivery amount: 28($1,000/Initial price)

Fractional shares: 0.026906

Coupon: 11.25% per annum

Maturity: September 19, 2008

Dividend yield: 0.69% per annum

Coupon amount monthly: $9.38

Table of Hypothetical Values at Maturity

	1-Year Total Return
Final Level (% Change)	Investment in the Notes		Direct Investment in the Linked Shares
+ 100%	11.25%		100.69%
+ 90%	11.25%		90.69%
+ 80%	11.25%		80.69%
+ 70%	11.25%		70.69%
+ 60%	11.25%		60.69%
+ 50%	11.25%		50.69%
+ 40%	11.25%		40.69%
+ 30%	11.25%		30.69%
+ 20%	11.25%		20.69%
+ 10%	11.25%		10.69%
+ 5%	11.25%		5.69%

0%	11.25%		0.69%

	Protection Price Ever Breached?
	NO	YES
- 5%	11.25%	6.25%	-4.31%
- 10%	11.25%	1.25%	-9.31%
- 20%	11.25%	-8.75%	-19.31%
- 30%	N/A	-18.75%	-29.31%
- 40%	N/A	-28.75%	-39.31%
- 50%	N/A	-38.75%	-49.31%
- 60%	N/A	-48.75%	-59.31%
- 70%	N/A	-58.75%	-69.31%
- 80%	N/A	-68.75%	-79.31%
- 90%	N/A	-78.75%	-89.31%
- 100%	N/A	-88.75%	-99.31%